04015953

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-43645 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Oregon Street
(No. and Street)

| Oshkosh | Wisconsin | 54902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen H Landolt (920) 236-7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl & Sullivan, LLP
(Name – *if individual, state last, first, middle name*)

| 2001 Bowen Street | Oshkosh | Wisconsin | 54901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Stephen H Landolt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

# LANDOLT SECURITIES, INC.
# TABLE OF CONTENTS

Nigl & Sullivan LLP

Charles A. Nigl, CPA
Carol A. Sullivan, CPA

Certified Public Accountants and Consultants

## Independent Auditor's Report

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

We have audited the accompanying Statement of Financial Condition of Landolt Securities, Inc. (an S Corporation) as of December 31, 2003, and the related Statements of Income, Changes in Stockholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Landolt Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nigl & Sullivan LLP

Nigl & Sullivan, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 23, 2004



Members of American and Wisconsin Institutes of Certified Public Accountants
P.O. Box 469 • Oshkosh, WI 54903-0469 • Phone 920.303.2000 • Fax 920.303.1040

## LANDOLT SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## December 31, 2003

### ASSETS

| | |
|---|---|
| Cash | $ 6,504 |
| Receivable from Clearing Organization | 29,050 |
| Securities Owned, at Market Value | 313,983 |
| Furniture and Equipment, at Cost Less Accumulated Depreciation of $89,399 | 9,462 |
| Prepaid Expenses | 6,492 |
| **TOTAL ASSETS** | **$ 365,491** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Current Liabilities** | |
| Accounts payable | $ 0 |
| Accrued payroll and related items | 11,734 |
| Total Current Liabilities | 11,734 |
| **Liabilities Subordinated to Claims of General Creditors** | 0 |
| Total Liabilities | 11,734 |
| **Stockholder's Equity** | |
| Common stock - $1 par value; 56,000 shares authorized, 17,500 shares issued and outstanding | 17,500 |
| Additional paid-in capital | 198,782 |
| Retained earnings | 137,475 |
| Total Stockholder's Equity | 353,757 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 365,491** |

See Accompanying Notes to Financial Statements

**LANDOLT SECURITIES, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2003**

| | |
|---|---|
| **Revenues** | |
| Commissions earned | $ 467,595 |
| Net investment gains or (losses) | 124,653 |
| Interest income | 47,919 |
| Dividend income | 7,200 |
| Total Revenues | 647,367 |
| **Expenses** | |
| Clearing expenses | 51,344 |
| Employee compensation | 127,662 |
| Payroll taxes | 9,068 |
| Health insurance and benefits | 8,357 |
| Retirement plan contribution | 5,660 |
| Occupancy expenses | 44,076 |
| Telephone expense | 16,321 |
| Office supplies and expense | 15,888 |
| Postage and delivery | 2,105 |
| Auto expenses | 8,709 |
| Advertising and promotion | 2,956 |
| Accounting fees | 25,287 |
| Legal fees | 2,482 |
| Quotation system expenses | 2,696 |
| Insurance | 4,981 |
| Depreciation | 8,704 |
| Donations | 265 |
| Dues, licenses and subscriptions | 8,334 |
| Travel | 6,815 |
| Entertainment and promotion | 7,136 |
| Property taxes | 1,928 |
| Other operating expenses | 1,273 |
| Total Expenses | 362,047 |
| **NET INCOME** | $ 285,320 |

See Accompanying Notes to Financial Statements

## LANDOLT SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## Year Ended December 31, 2003

| | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| Balances at January 1, 2003 | $ 17,500 | $ 198,782 | $ 35,905 |
| Net Income for the Year | | | 285,320 |
| Dividend Distributions | | | (183,750) |
| **BALANCES AT DECEMBER 31, 2003** | $ 17,500 | $ 198,782 | $ 137,475 |

See Accompanying Notes to Financial Statements

# LANDOLT SECURITIES, INC.
## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## Year Ended December 31, 2003

| | | |
|---|---|---|
| Subordinated Liabilities at January 1, 2003 | $ | 0 |
| Increases | | 0 |
| Decreases | | 0 |
| **SUBORDINATED LIABILITIES AT DECEMBER 31, 2003** | **$** | **0** |

See Accompanying Notes to Financial Statements

**LANDOLT SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**Year Ended December 31, 2003**

| | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net income | $ 285,320 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 8,704 |
| Net investment (gains) or losses | (124,653) |
| (Increase) decrease in: | |
| Receivable from clearing organization | (9,901) |
| Prepaid expenses | (2,608) |
| Increase (decrease) in: | |
| Accounts payable | (2,500) |
| Accrued payroll and related items | (2,248) |
| Net Cash Provided By Operating Activities | 152,114 |
| **Cash Flows From Investing Activities:** | |
| Additions to furniture and equipment | (1,313) |
| Net Cash (Used) By Investing Activities | (1,313) |
| **Cash Flows From Financing Activities:** | |
| Dividend distributions | (183,750) |
| Net Cash (Used) By Financing Activities | (183,750) |
| **Net (Decrease) in Cash** | (32,949) |
| **Cash at Beginning of Year** | 39,453 |
| **CASH AT END OF YEAR** | $ 6,504 |

**SUPPLEMENTAL DISCLOSURES**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 0 |

See Accompanying Notes to Financial Statements

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Landolt Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

### Nature of Operations

Landolt Securities, Inc. is a registered securities broker-dealer located in Oshkosh, Wisconsin. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

### Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

### Commissions

Commissions and the related clearing expenses are recorded on a trade date basis as securities transactions occur.

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Securities Owned

Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

### Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over a five year estimated useful life.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

### Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $2,956 for the year ended December 31, 2003.

## NOTE 2. SECURITIES OWNED

The components of securities owned are as follows at December 31, 2003:

| | Original Cost | Market Value |
|---|---|---|
| Common stocks | $ 170,940 | $ 313,983 |

## NOTE 3. AGREEMENT WITH NATIONAL FINANCIAL SERVICES LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement is for an initial term of one year, is automatically renewable, and may be terminated by giving 90 days prior written notice.

## NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company initiates and executes customer securities transactions. These activities may expose the Company to off-balance sheet risk arising from the potential that the customer may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

## NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company provides investment and related services to a diverse group of customers located throughout Northeastern Wisconsin.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

## NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $258,927, which was $208,927 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .05 to 1.

## NOTE 7. RETIREMENT PLAN

The Company maintains a qualified Salary Reduction Simplified Employee Pension Plan (SARSEP) which covers all eligible employees who meet the age and service requirements. The Company is currently making matching contributions equal to 50% of the employees' deferral. The Company contribution for the year ended December 31, 2003 was $5,660.

## NOTE 8. LEASES

The Company currently leases its office facilities from the president and sole stockholder of the Company on a month-to-month basis for $2,500 per month. The Company pays for utilities and other normal operating costs. Total rent expense for the year ended December 31, 2003 was $30,000.

## NOTE 9. SUBSEQUENT EVENT

Mr. Stephen Landolt, the sole stockholder of Landolt Securities, Inc., is in negotiations to sell his interest in the Company.

# SUPPLEMENTARY INFORMATION

**LANDOLT SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2003**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | | $ 353,757 |
| Deduction for non-allowable assets - | | |
| NFS reserve account | $ 0 | |
| Commissions receivable - Over 30 days | 0 | |
| Furniture and equipment, net | 9,462 | |
| Other assets | 6,492 | 15,954 |
| Net capital before haircuts on securities | | 337,803 |
| Haircuts on securities - 15% | | (47,097) |
| Undue concentration charge - Per formula | | (31,779) |
| **NET CAPITAL** | | $ 258,927 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital requirement (6 2/3% of total aggregate indebtedness) | | $ 782 |
| Minimum dollar net capital requirement | | 50,000 |
| Net capital requirement | | 50,000 |
| Excess net capital | | $ 208,927 |
| **Computation of Aggregate Indebtedness** | | |
| Total liabilities from statement of financial condition | | $ 11,734 |
| Ratio of aggregate indebtedness to net capital | | .05 to 1 |

**Note:** There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

See Accompanying Auditor's Report

Nigl & Sullivan LLP

Charles A. Nigl, CPA
Carol A. Sullivan, CPA

Certified Public Accountants and Consultants

## Independent Auditor's Report on Internal Control

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedule of Landolt Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are



Members of American and Wisconsin Institutes of Certified Public Accountants
2001 Bowen Street • P.O. Box 469 • Oshkosh, WI 54903-0469 • Phone 920.303.2000 • Fax 920.303.1040

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nigl & Sullivan LLP

Nigl & Sullivan, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 23, 2004